UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No.1)*

                          Ultimate Software Group Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                    90385D107
                                 (CUSIP Number)

                                January 31, 2005
             (Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 5 pages

CUSIP No. 90385D107                     13G                    Page 2 of 5 Pages

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     William Blair & Company, L.L.C.
     36-2214610
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     222 W. Adams
     Chicago, Illinois  60606
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,277,516
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          -0-
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,277,516
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            -0-
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,277,516
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |_|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     10.16%
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     BD, IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 5 pages

ITEM 1.

  (a)  Name of Issuer

       Ultimate Software Group Inc.

  (b)  Address of Issuer's Principal Executive Offices

        2000 Ultimate Way
        Weston, FL  33326


ITEM 2.

  (a)  Name of Person Filing

       William Blair & Company, L.L.C.


  (b)  Address of Principal Business Office or, if none, Residence

       222 W. Adams Street
       Chicago, Illinois  60606

  (c)  Citizenship

       U.S.A

  (d)  Title of Class of Securities

       Common

  (e)  CUSIP Number

       90385D107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

  (a)  |X|   Broker or Dealer registered under Section 15 of the Act

  (b)  |_|   Bank as defined in section 3(a)(6) of the Act

  (c)  |_|   Insurance Company as defined in section 3(a)(19) of the act

  (d)  |_|   Investment Company registered under section 8 of the
              Investment Company Act

  (e)  |X|   Investment Adviser registered under section 203 of the
              Investment Advisers Act of 1940

  (f)  |_|   Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F)

  (g)  |_|   Parent Holding Company, in accordance with section
             240.13d-1(b)(ii)(G)(Note:  See Item 7)

  (h)  |_|   Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

ITEM 4.  OWNERSHIP

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.


                               Page 3 of 5 Pages

  (a)  Amount Beneficially Owned

       2,277,516

  (b)  Percent of Class

       10.16%

  (c)  Number of shares as to which such person has:

         (i)  sole power to vote or to direct the vote

              2,277,516

        (ii)  shared power to vote or to direct the vote

              -0-

       (iii)  sole power to dispose or to direct the disposition of

              2,277,516

        (iv)  shared power to dispose or to direct the disposition of

              -0-


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

      Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10.  CERTIFICATION

      The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                Page 4 of 5 pages

                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      3-10-05
                                         ---------------------------------
                                                        Date


                                                  /S/ Michelle Seitz
                                         ---------------------------------
                                                      Signature

                                              Principal & Manager of
                                          Investment Management Services
                                         ---------------------------------
                                                     Name/Title


                                Page 5 of 5 pages